                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934


                          GLOBAL ELECTION SYSTEMS INC.
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE

                         (Title and Class of Securities)

                              CUSIP Number 3792L108

                               Warren W. Dettinger
             Vice President, General Counsel and Assistant Secretary
                                5995 Mayfair Rd.
                           North Canton, OH 44720-8077
                                 (330) 490-4000

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 20, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Action of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes")


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                                                              CUSIP NO. 3792L108
                                                                     PAGE 2 0f 7





                NAME OF REPORTING PERSONS
       1         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Diebold, Incorporated
---------------- -------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  |_|
                                                                                      (b)  |_|
---------------- -------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                 WC
---------------- -------------------------------------------------------------------- ----------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                               |_|
---------------- -------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ohio
-------------------------------------- ------------ --------------------------------------------
                                             7       SOLE VOTING POWER

              NUMBER OF                              4,388,418*
               SHARES                                2,598,619**
            BENEFICIALLY               ------------ ---------------------------------------------
              OWNED BY                      8       SHARED VOTING POWER
                EACH                                None
              REPORTING                ------------ ---------------------------------------------
             PERSON WITH                    9       SOLE DISPOSITIVE POWER
                                                    4,388,418*
                                       ------------ ---------------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    None
---------------- --------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,388,418*
                 2,598,619**
---------------- --------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES |_|
---------------- --------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 19.9%*
                 11.2%**
---------------- --------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 CO

--------------------------

         * Maximum number of shares of Global Common Stock that are issuable without stockholder approval upon exercise/conversion of the Loan Agreement, Warrant, Contract Manufacturing Agreement and Stock Option Agreement described in Items 4 and 5. Following stockholder approval and assuming the ten day average closing trading price of Global Common Stock is $0.97 per share, the following number of shares of Global Common Shares would be issuable under the following agreements:


                                                         % of Outstanding
                                         No. of           Common Shares
Agreement                                Shares           as of 9/11/01
---------                                ------          -----------------


Loan Agreement                          6,060,606             26.2%
Warrant                                 250,000               1%
Contract Manufacturing Agreement        ***                   ***
Stock Option Agreement                  2,310,000             10%

Because the conversion rights under the Loan Agreement and the Contract Manufacturing Agreement are based on the current market price of the shares of Global Common Stock, the number of shares of Global Common Stock issuable under the Loan Agreement and the Contract Manufacturing Agreement would increase if the closing trading price is less than $0.97 per share.

         ** Number of shares of Global Common Stock that are subject to the Voting Agreements entered into with certain shareholders of Global.

         *** Because the option exercise rights under the Contract Manufacturing Agreement are based on the current amount payable to Diebold under such agreement, the number of shares issuable upon conversion of the Contract Manufacturing Agreement will vary. Assuming $500,000 is owing and thirty days past due under the Contract Manufacturing Agreement and the average of the three lowest closing bid prices from the ten consecutive trading days preceding the execution of the option to purchase is $1.00, Diebold can exercise its option to purchase approximately 488,750 shares of Global Common Stock.


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 (Page 2 of 7)

ITEM 1.       SECURITY AND ISSUER

         This Amendment No. 1 amends and supplements the information set forth in the Statement on Schedule 13D (as amended by Amendment No. 1, the "Statement") filed on August 9, 2001 relating to the common stock, no par value (the "Common Stock"), of Global Election Systems Inc. ("Global"). In addition to the Items specified below, each other Item of the Statement to which the information set forth below is relevant is amended thereby.

ITEM 4.       PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended to add the following at the end thereof:

         On September 11, 2001, Global and Diebold entered into a Common Share Option Agreement, dated as of August 31, 2001 (the "Stock Option Agreement") pursuant to which Global granted Diebold an option to purchase such number of shares as represents up to 10% of the total number of issued and outstanding shares of Global Common Stock (the "Option Shares") for an exercise price valued at $1.135 per share of Global Common Stock (the "Purchase Price"). The Purchase Price is payable 80% in shares of Diebold common stock and 20% in cash. The Stock Option Agreement is only exercisable simultaneously with the closing of
(i) the acquisition of a business that constitutes 15% or more of the net revenues, net income, properties or assets of Global and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Global or any of its subsidiaries, (ii) a tender offer or exchange offer that would result in any person beneficially owning 15% or more of any class of equity securities of Global or any of its Subsidiaries, or (iii) a merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving Global or any of its Subsidiaries, other than the Arrangement. Global has agreed to notify Diebold in writing at least ten business days prior to the closing date of the transaction described in the immediately preceding sentence.

         The Stock Option Agreement was entered into by Global as an inducement and condition to Diebold's entering into the Arrangement Agreement, dated as of August 31, 2001, by and among Diebold, Diebold Acquisition Ltd., a wholly owned subsidiary of Diebold ("Sub"), and Global (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement, Diebold, directly or through Sub, will acquire 100% of the issued and outstanding shares of Global on the terms and subject to the conditions thereof. If the Arrangement is consummated, the Stock Option Agreement will not be exercised. No monetary consideration was paid by Diebold to Global for the Stock Option Agreement. If Diebold elects to exercise the Stock Option Agreement, it currently expects that the funds to pay the Purchase Price will be provided through cash on hand and authorized shares of Diebold common stock.

         At any time during which the Stock Option Agreement is exercisable, upon demand by either Diebold or Global and simultaneously with the consummation of a transaction described above, Diebold is obligated to sell to Global and Global is obligated to repurchase from Diebold (the "Put/Call"), all or any portion of the option, at the price equal to the product of multiplying (a) the difference between (1) the highest price per share to be paid for the Global Common Stock in such transaction (the "Offer Price") and (2) the exercise price of the Option, by (b) the


                                 (Page 3 of 7)
number of shares of Global Common Stock purchasable pursuant to the option (or portion thereof that is subject to the Put/Call).

         On September 20, 2001, Diebold entered into Voting Agreements with each of Deborah Dean and Clinton H. Rickards, shareholders of Global, beneficially owning 2,598,619 shares of Global Common Stock pursuant to which the shareholders agreed to vote their shares (i) in favor of the plan of arrangement described in the Arrangement Agreement, (ii) the issuance of shares representing more than 19.9% of the total number of outstanding shares of Global Common Stock pursuant to the Loan Agreement, the Warrant and the Contract Manufacturing Agreement (the "Share Issuance"), and (iii) against any proposed action by Global, the shareholders of Global or any other person which could impede, prevent, interfere with or delay completion of the Arrangement, the Share Issuance or any of the transactions contemplated by the Arrangement Agreement.

         The Voting Agreements were entered into by these Global shareholders as an inducement to Diebold's entering into the Arrangement Agreement. The Voting Agreements will terminate on the earliest to occur of (i) the effective time of the Arrangement, (ii) the termination of the Arrangement Agreement pursuant to the terms thereof, provided that no such termination requiring the payment by Global of a termination fee will be effective until such fee has been paid, and
(iii) upon the election of the shareholder party to such agreement following the execution of any amendment to the Arrangement Agreement that would result in a material reduction in the value of the Exchange Consideration (as defined in the Arrangement Agreement).

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by adding the following at the end thereof:

         As a result of the issuance of the Stock Option Agreement, Diebold may be deemed to be the beneficial owner of 2,310,000 shares of Global Common Stock, representing 10% of Global's outstanding common shares. The Option Shares described herein are subject to the Stock Option Agreement, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Diebold as to the beneficial ownership of any shares of Global Common Stock; prior to the exercise of the Stock Option, Diebold disclaims beneficial ownership of all Option Shares.

         As a result of the execution of the Voting Agreements, Diebold may be deemed to have voting control of 2,598,619 shares of Global Common Stock, representing approximately 11.2% of Global's outstanding common shares. These shares are subject to the terms of the Voting Agreements, including the termination rights provided for therein. Nothing herein shall be deemed an admission by Diebold as to the beneficial ownership of any shares of Global Common Stock.

         Except as described in this Item 5, neither Diebold nor, to the best of Diebold's knowledge, any other person referred to in Attachment A beneficially owns or has acquired or disposed of any shares of Global Common Stock during the past 60 days.



                                 (Page 4 of 7)

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following at the end thereof:

         Except for the Arrangement Agreement, the Stock Option Agreement, the Voting Agreement, the Warrant, the Bridge Loan Agreement and the Contract Manufacturing Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Global, including but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

         The summaries contained in this Schedule 13D of certain provisions of the Stock Option Agreement and the Voting Agreements are qualified in their entirety by reference to the Stock Option Agreement and the form of Voting Agreement attached as Exhibits 99.6 and 99.8 hereto, respectively, and incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         99.6 Common Share Option Agreement, dated as of September 11, 2001 by and between Diebold and Global.

         99.7 Arrangement Agreement, dated as of September 10, 2001, by and among Diebold, Diebold Acquisition Ltd., a wholly owned subsidiary of Diebold, and Global.

         99.8 Form of Voting Agreement, dated as of September 11, 2001, by and among Diebold and certain shareholders of Global.







                                 (Page 5 of 7)

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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Diebold, Incorporated.

September 20, 2001

                                 DIEBOLD, INCORPORATED


                                 By:  /s/ Gregory T. Geswein
                                      -----------------------------------------
                                     Name:  Gregory T. Geswein
                                     Title: Senior Vice President and Chief
                                     Financial Officer























                                 (Page 6 of 7)
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99.6     Common Share Option Agreement, dated as of September 11, 2001, by and between Diebold and Global.

99.7 Arrangement Agreement, dated as of September 10, 2001, by and among Diebold, Diebold Acquisition Ltd., a wholly owned subsidiary of Diebold, and Global.

99.8 Form of Voting Agreement, dated as of September 11, 2001, by and among Diebold and certain shareholders of Global.
















                                 (Page 7 of 7)